Absolute Shares Trust
c/o Millington Securities, Inc.
331 Newman Springs Rd Suite 143
Red Bank, New Jersey 07701

December 6, 2022

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:     Absolute Shares Trust (the “Trust”)
    File Nos. 333-192733 and 811-22917

Dear Ms. Rotter:

This correspondence is in response to comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR, Form N-CSRS and Form N-CEN filings for the series of the Trust and the fiscal year end June 30, 2022, as set forth in the table below (collectively, the “Funds”):

WBI BullBear Value 3000 ETF | WBIF
WBI BullBear Yield 3000 ETF | WBIG
WBI BullBear Quality 3000 ETF | WBIL
WBI BullBear Global Income ETF | WBII
WBI Power Factor® High Dividend ETF | WBIY
WBI BullBear Trend Switch US 3000 Total Return ETF | WBIT

For your convenience, Staff comments have been reproduced with the Trust’s response following each comment.

Comment 1.Form N-CSR was updated in January 2022. Please use the updated Form N-CSR going forward.

Response:    The Trust confirms that it will use the most current Form N-CSR in future filings.

Comment 2.The Staff noted disclosure of an existing liquidity risk management program ("LRMP") in the N-CSRS filed on March 3, 2022. Please describe whether the Board has reviewed, at least annually, a written report on the adequacy and effectiveness of the LRMP. Also, please confirm that the LRMP is in compliance with Rule 22e-4(b)(2)(iii) of the 1940 Act.

Response:    The Trust confirms that in conformance with Rule 22e-4(b)(2)(iii) the board of directors, including a majority of directors who are not interested persons of the in-kind ETF, review a report, no less frequently than annually, addressing the adequacy and effectiveness of the LRMP. The most recent annual reviews occurred during the meetings held on November 18, 2021 and November 17, 2022.

Comment 3.The Staff noted that a response to Item C.20.c. on Form N-CEN filed on 9/12/22 was omitted. Please explain why a response was omitted and confirm that future filings will include a reply to this question.

Response:    The Trust does not have in place mechanisms for interfund borrowing and for this reason the response was omitted. The Trust confirms that future filings will include a ‘no’ response to Item C.20.c.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or ryan.charles1@usbank.com.

Sincerely,

/s/ Steven Van Solkema
Steven Van Solkema
Treasurer and Principal Financial Officer
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